Item 77 Q1 a(iii)
Exhibits

Federated Municipal Opportunities Fund, Inc.

Amendment #8
to the By-Laws

(effective May 12, 1998)

Strike Section 3 - Place of Meetings from Article I - Meeting of
Shareholder and replace it with the following:

Section 3.  PLACE OF MEETINGS.  All meetings of the
Shareholders of the Corporation or a particular Series or Class, shall be held at such place within or without the State of Maryland as may be fixed by the Board of Directors.